Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form F-1 of our report dated April 4, 2018, relating to the financial statements and financial statement schedules of Check-Cap Ltd (the “Company”) (which report expresses an unqualified opinion and includes an emphasis-of-matter paragraph regarding substantial doubts about the ability of the Company to continue as a going concern), included in the Annual Report on Form 20-F of the Company for the year ended December 31, 2017, and to the reference to us under the heading "Experts" in the Prospectus, which is part of this Registration Statement.

Brightman Almagor Zohar & Co.
Certified Public Accountants
 A Member Firm of Deloitte Touche Tohmatsu Limited

Tel Aviv, Israel
 April 4, 2018